BURBERRY

By Courier to the Mail Room

FILE NO: 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of [illegible] te Finance


05009757

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 13 2005
WASH. D.C. 185 SECTION

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The attached information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the company has either:

a) has made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) has filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) has distributed or is required to distribute to its security holders:

during the period 1 January – 30 June 2005.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

7/18

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* Burberry Group plc



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	Ordinary	Ordinary	
Number of shares purchased	289,878	289,852	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	28/06/05	29/06/05	
Maximum prices paid § for each share	406.0912p	401.5p	
Minimum prices paid § for each share	406.0912p	401.5p	

§ A private company is not required to give this information





The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,342,138.22
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 11,715

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 29.06.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

   NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 03458224

Name of company

* insert full name of company

* Burberry Group plc



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	44,402	579,757	137,692
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	20/06/05	24/06/05	27/06/05
Maximum prices paid § for each share	406.7335p	406.3696p	406.8169p
Minimum prices paid § for each share	406.7335p	406.3696p	406.8169p

§ A private company is not required to give this information.





The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,098,313.75
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 15,495

T3 | 005 29/6/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 29 06 05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

   NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-34691

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC





Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	246,036	178,041	69,204
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	09/06/2005	13/06/2005	14/06/2005
Maximum prices paid § for each share	406.8223p	406.9152p	406.9115p
Minimum prices paid § for each share	406.8223p	406.9152p	406.9115p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,008,045.53
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 10,045

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 17.06.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

   NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only



Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC





Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	289,905		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	17/06/2005		
Maximum prices paid § for each share	406.5118p		
Minimum prices paid § for each share	406.5118p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,179,108.80
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 5,900

17/6/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 17.06.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

   NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

8234691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000


TWO HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only



Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC


TWENTY POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	580,020	435,015	580,020
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	18/04/2005	19/04/2005	20/04/2005
Maximum prices paid § for each share	395.9p	398.304p	388.6315p
Minimum prices paid § for each share	395.9p	398.304p	388.6315p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,286,374.53
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 31,435

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 20.04.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only







Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	580,020	290,010	290,010
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	29/04/2005	03/05/2005	04/05/2005
Maximum prices paid § for each share	366.7074p	358.47p	358.18p
Minimum prices paid § for each share	366.7074p	358.47p	358.18p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,207,511.03
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 21,040

4/5/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 04.05.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	290,010	290,010	290,010
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	26/04/2005	27/04/2005	28/04/2005
Maximum prices paid § for each share	377.7290p	374.3240p	376.4750p
Minimum prices paid § for each share	377.7290p	374.3240p	376.4750p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,274,539.84
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 16,375

3/5/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ General Counsel [illegible] Date 3.5.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	290,010	290,010	435,015
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	21/04/2005	22/04/2005	25/04/2005
Maximum prices paid § for each share	377.9063p	385.2140p	379.3583p
Minimum prices paid § for each share	377.9063p	385.2140p	379.3583p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,865,391.93
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 19,330

27/4/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 26.04.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

03458224

Please do not write in the space below. For Inland Revenue use only.



AND POUNDS



HOUSAND POUNDS

Name of company

* insert full name of company

* BURBERRY GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	290,010	145,005	145,005
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	05/05/2005	06/05/2005	09/05/2005
Maximum prices paid § for each share	361.4160p	358.87p	367.375p
Minimum prices paid § for each share	361.4160p	358.87p	367.375p

§ A private company is not required to give this information



DRED POUNDS



POUNDS

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,102,323.90
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 10,515

12/5/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 11.05.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



DRED POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



DRED POUNDS

Class of shares	Ordinary	Ordinary	
Number of shares purchased	290,010	290,010	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	10/05/2005	11/05/2005	
Maximum prices paid § for each share	369.95p	367.1427p	
Minimum prices paid § for each share	369.95p	367.1427p	

§ A private company is not required to give this information



TWENTY FIVE POUNDS



TWENTY POUNDS

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,138,750.18
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 10,695

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 11.05.05

12/5/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	03458224
Company name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	25 01 2005	23 03 2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	133332	8333	
Nominal value of each share	0.05p	0.05p	
Amount (if any) paid or due on each share *(including any share premium)*	£4.01	£4.12	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

82-34691

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: 20 Moorgate London UK Postcode: EC2R 6DA	ORDINARY	141,665
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 4.6.05

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	145,010	58,004	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	17/03/2005	18/03/2005	
Maximum prices paid § for each share	407.5000p	410.0000p	
Minimum prices paid § for each share	407.5000p	410.0000p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 829,162.78
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 4,150.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 17.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	58,004	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	21.03.05	22.03.05	
Maximum prices paid § for each share	408.885p	405p	
Minimum prices paid § for each share	408.885p	405p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,421,497.22
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 7,110

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 22 03 05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

8234691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	145,010	290,019	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	23.03.05	24.03.05	
Maximum prices paid § for each share	406.5p	409.4685p	
Minimum prices paid § for each share	406.5p	409.4685p	

§ A private company is not required to give this information

8890

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,777,923.18
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 8,890

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ ASSISTANT COMPANY SECRETARY Date 24.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	290,019	290,010	290,010
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	29/03/2005	30/03/2005	31/03/2005
Maximum prices paid § for each share	408.26p	408.5075p	409.74p
Minimum prices paid § for each share	408.26p	408.5075p	409.74p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,558,873.90
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 17,795

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 30.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	290,010	290,010	290,010
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	01/04/2005	04/04/2005	5/04/2005
Maximum prices paid § for each share	407.7625p	406.5p	409.475p
Minimum prices paid § for each share	407.7625p	406.5p	409.475p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,550,799.73
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 17,755

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 04 04 05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

te
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	145,010	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	09/03/2005	10/03/2005	
Maximum prices paid § for each share	402.5000p	405.0000p	
Minimum prices paid § for each share	402.5000p	405.0000p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,755,526.48
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 8,780.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 09.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	290,019	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	11.03.2005	14.03.2005	
Maximum prices paid § for each share	402.7p	400.225p	
Minimum prices paid § for each share	402.7p	400.225p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,329,841.44
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 11,650

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Assistant Company Secretary Date [illegible]

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	290,019	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	07/03/2005	08/03/2005	
Maximum prices paid § for each share	398.1875	402.25	
Minimum prices paid § for each share	398.1875	402.25	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,322,623.50
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 11,615

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 07.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	176,665	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	17.02.2005	18.02.2005	
Maximum prices paid § for each share	377.0000p	383.3584p	
Minimum prices paid § for each share	377.0000p	383.3584p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,771,549.53
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 8,860

8860

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 18.02.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	290,019		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	03/03/2005		
Maximum prices paid § for each share	392.475p		
Minimum prices paid § for each share	392.475p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,138,841.78
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 5,695

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ ASSISTANT COMPANY SECRETARY Date 03.03.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	290,019	290,019	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	25/02/2005	28/02/2005	
Maximum prices paid § for each share	386.6625p	387.2500p	
Minimum prices paid § for each share	386.6625p	387.2500p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,245,656.17
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 11,230

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date [illegible]

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin





Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	203,013	29,002	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	15/03/2005	16/03/2005	
Maximum prices paid § for each share	402.1071p	405p	
Minimum prices paid § for each share	402.1071p	405p	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 934,272.75
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 4,675

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date [illegible]

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	580,038	435,029	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	15.02.2005	16.02.2005	
Maximum prices paid § for each share	381.5383p	379.04p	
Minimum prices paid § for each share	381.5383p	379.04p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,864,000.49
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 19,320

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 15.02.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	725,048	725,048	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	11.02.2005	14.02.2005	
Maximum prices paid § for each share	385.7724p	384.2390p	
Minimum prices paid § for each share	385.7724p	384.2390p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,585,841.80
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 27,930

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ GENERAL COUNSEL + SECRETARY Date 11.2.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000




Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	174,011	246,516	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	09.02.2005	10.02.2005	
Maximum prices paid § for each share	390.25p	394.2452p	
Minimum prices paid § for each share	390.25p	394.2452p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,651,811.32
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 8260.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 09.02.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

169

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	362,524	159,511	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	07.02.05	08.02.05	
Maximum prices paid § for each share	389.7500p	389.6364p	
Minimum prices paid § for each share	389.7500p	389.6364p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,035,504.44
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 10,180.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ GENERAL COUNSEL Date 7.2.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

8234691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	725,048	435,029	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	03.02.05	04.02.05	
Maximum prices paid § for each share	384.931p	396.2333p	
Minimum prices paid § for each share	384.931p	396.2333p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,517,001.29
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 22,590

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 03.02.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	870,058	725,048	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	27.01.2005	28.01.2005	
Maximum prices paid § for each share	390p	384p	
Minimum prices paid § for each share	390p	384p	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,175,428.29
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 30,880

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ GENERAL COUNSEL + SECRETARY Date 1.2.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	638,043	638,043	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	28.01.2005	31.01.2005	
Maximum prices paid § for each share	399p	395p	
Minimum prices paid § for each share	399p	395p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,068,852.80
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 25,345

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 31/1/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34694

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares



169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	267,005	464,265	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	26.01.2005	27.01.2005	
Maximum prices paid § for each share	403p	401p	
Minimum prices paid § for each share	403p	401p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,940,920.33
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 14,705

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡ Chief Financial Officer   Date 26.01.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


Please do not write in the space below For Inland Revenue use only





Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	63,836	348,199	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	20.01.05	21.01.05	
Maximum prices paid § for each share	411p	407p	
Minimum prices paid § for each share	411p	407p	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,680,624.11
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 8405.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date 20.01.05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	290,252		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	18.01.05		
Maximum prices paid § for each share	407.6210p		
Minimum prices paid § for each share	407.6210p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,421,546
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 7,110

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ ASSISTANT COMPANY SECRETARY Date [illegible]

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000





HUNDRED POUNDS X
05

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please put in the space For Inland Revenue use only



HUNDRED POUNDS X
05

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



TWENTY POUNDS
L
05



TWENTY POUNDS
L
05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	300,757	464,265	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	24/01/2005	25/01/2005	
Maximum prices paid § for each share	406p	402p	
Minimum prices paid § for each share	406p	402p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,087,904.07
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 15,440

TR/ 205 A 27/01/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ General Counsel + Secretary Date 24/1/05

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section
Post room

82-34691


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3458224
Company name in full	Burberry Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	01	2005	17	01	2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5000	73332	
Nominal value of each share	0.05p	0.05p	
Amount (if any) paid or due on each share *(including any share premium)*	£4.075	£4.1175	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House receipt date barcode

This form has been provided free of charge

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

82-34691

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited A/C ESOS Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted: Ordinary	Number allotted: 78,332
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21.1.05

A ~~director~~ / secretary / a~~dministrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

Tel

82-34691


Companies House
for the record

The Company Secretary
BURBERRY GROUP PLC
18-22 Haymarket
London
SW1Y 4DQ

43501-00720

Our Ref 3458224/09/28
Date 14th December 2004

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2004 Annual Return for Company Number 3458224

Your company's 2004 Annual Return is attached to this letter. It shows the information Companies House held on **11th December 2004** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **2nd January 2005 the return date**
- Reaches Companies House by **30th January 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



82-34691

...nies House
...or the record
...ny Name
...BERRY GROUP PLC

Company Type
Public Limited Company

Company Number
3458224
Information extracted from Companies House records on
11th December 2004

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3458224/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	18-22 Haymarket London SW1Y 4DQ	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*

82-34691

Company Number - 3458224

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Michael Neil Copinger MAHONY **Address** 5 Westgrove Lane London SE10 8QP	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Michael Neil Copinger MAHONY ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Brian Edmund BLAKE **Address** 20 Wood's Mews London W1K 7DR **Date of birth** 02/12/1955 **Nationality** Usa **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Brian Edmund BLAKE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

. 3458224 Section 2: Details of Officers of the Company (continued) 82-34691

	Current details	Amended details
the details for this n are wrong, strike m through and fill in the correct details in the "Amended details" column.	**Name** Philip BOWMAN	Name
	This is a service address for the beneficiary of a Confidentiality Order.	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address The Secretariat Department Allied Domecq Plc The Pavilions Bridgwater Road Bedminster Down Bristol BS13 8AR	Address
		UK Postcode
	Date of birth 14/12/1952	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form '8a.	**Nationality** Australian	Nationality
	Occupation Company Director	Occupation
		Date of change __ / __ / ____
		Date Philip BOWMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Rose Marie BRAVO	Name
		Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 2D Thorney Court Apartments Palace Gate Kensington London W8 5NJ	Address
		UK Postcode
	Date of birth 13/01/1951	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** American	Nationality
	Occupation Director	Occupation
		Date of change __ / __ / ____
		Date Rose Marie BRAVO ceased to be director (if applicable) __ / __ / ____

Company Number - 3458224

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stacey Lee CARTWRIGHT **Address** 34 Roedean Crescent London SW15 5JU **Date of birth** 18/11/1963 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Stacey Lee CARTWRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Caroline Anne MARLAND **Address** Ford Hill Farm Temple Guiting Cheltenham Gloucestershire GL54 5XU **Date of birth** 14/04/1946 **Nationality** British **Occupation** Non Executive Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Caroline Anne MARLAND ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

. 3458224 Section 2: Details of Officers of the Company (continued) 82-34601

	Current details	Amended details
[If any of] the details for this [person] are wrong, strike [the]m through and fill in the correct details in the "Amended details" column.	**Name** John Wilfred PEACE	Name ______
	Address Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 02/03/1949	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form [28]8a.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Director	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Wilfred PEACE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Guy PEYRELONGUE	Name ______
	Address Apartment 3C Thorney Court, Palace Gate Kensington London W8 5NJ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address Apartment 8A 1115 5th Avenue New York 10128 NY USA
	Date of birth 01/02/1937	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** French	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Company Director	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Guy PEYRELONGUE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Alan TYLER	Name ________
	Address 6 Ernle Road Wimbledon London SW20 0HJ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________
	Date of birth 23/01/1953	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date David Alan TYLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

3458224

Section 3: Share Capital

823469 (

(C)

Issued share capital details

...ase fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share

Ordinary Shares of 0.05p each

Number of shares issued

503,412,518

Aggregate Nominal Value of issued shares

£25,170,625.90

Class of Share

Redeemable Preference Shares of 0.05p each

Number of shares issued

1,600,000,000

Aggregate Nominal Value of issued shares

£800,000

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> Please fill in the total number of issued shares and their total nominal value.

Number of shares issued

2,103,412,518

Aggregate Nominal Value of issued shares

£25,970,625.90

List of past and present members *(Tick appropriate box)*

Please complete the required information on the attached schedules or in another format agreed by Companies House.

☐ There were no changes during the period 16

☐ A list of changes is enclosed

☒ A full list of members is enclosed

The last full list of members was received on: 02/01/2004

REMEMBER:

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Company Number - 3458224

82-34691

Section 4: Details of New Shareholders and Transfers

> Please fill in details of any persons or corporate bodies who have [illegible] shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transfe[illegible] shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

er - 3458224

Section 4B: Details of Former Shareholders

82-34691

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
lame .ddress		

Company Number - 3458224



Companies House

— for the record —

363s Annual Return Declaration

82-34691

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 13/01/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *2/1/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **2nd January 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Jennifer Fisher

Telephone number *inc code*: 020 7 9680263

Address: 58-59 Haymarket, London

DX number *if applicable*:

DX exchange:

Postcode: SW1Y 4BL

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 22 March 2005 it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 408.26 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 408.26 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34604

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 387.25 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 387.25 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34694

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 392.475 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 392.475 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82324691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.25 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.25 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.25 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.25 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.5 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.5 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.7 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.7 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.7 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.7 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

The issuer clarifies that the Transaction in Own Shares announcement released today, 9 March 2005, at 07:00hrs under RNS Number 5017J refers to dealings on 8 March 2005. The announcement should therefore read "Burberry Group plc ("the Company") announces that yesterday it purchased..." and not "Burberry Group plc ("the Company") announces that it has today purchased..."

The full corrected announcement reads as follows:

Burberry Group plc ("the Company") announces that yesterday it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 402.7 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 402.7 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 9 March 2005 it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 400.225 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 400.225 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

The issuer clarifies that the Transaction in Own Shares announcement released on 10 March 2005, at 17.01hrs under RNS Number 6134J contains an error. The price paid for the 70,000 Shares purchased on-market from Merrill Lynch was 402.1071 pence per Share, not 402.1017 pence per Share

The full corrected announcement reads as follows:

Burberry Group plc ("the Company") announces that on 10 March 2005 it purchased 202,233 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 70,000 were purchased on-market from Merrill Lynch at a price of 402.1071 pence per Share and 132,233 were purchased off-market directly from GUS Holdings Limited also at a price of 402.1071 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 10 March 2005 it purchased 202,233 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 70,000 were purchased on-market from Merrill Lynch at a price of 402.1017 pence per Share and 132,233 were purchased off-market directly from GUS Holdings Limited also at a price of 402.1071 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares & Amendment to Previous Announcement

Burberry Group plc ("the Company") announces that on 11 March 2005 it purchased 29,002 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 10,000 were purchased on-market from Merrill Lynch at a price of 405 pence per Share and 19,002 were purchased off-market directly from GUS Holdings Limited also at a price of 405 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

Amendment to Announcement released on 11 March 2005 at 08:59hrs (RNS Number 6298J)

Please note that the number of shares bought from GUS should have read 133,013 meaning that the total purchased on 10 March 2005 was 203,013

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 14 March 2005 it purchased 145,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 50,000 were purchased on-market from Merrill Lynch at a price of 407.5 pence per Share and 95,010 were purchased off-market directly from GUS Holdings Limited also at a price of 407.5 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 15 March 2005 it purchased 58,004 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 20,000 were purchased on-market from Merrill Lynch at a price of 410 pence per Share and 38,004 were purchased off-market directly from GUS Holdings Limited also at a price of 410 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

The issuer clarifies that the Transaction in Own Shares announcement released on 16 March 2005, at 17.12hrs under RNS Number 8562J contains an error. The price paid for the Shares purchased both on-market and off-market was 408.885 pence per Share, not 408.805 pence per Share.

The full corrected announcement reads as follows:

Burberry Group plc ("the Company") announces that on 16 March 2005 it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 408.885 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 408.885 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 16 March 2005 it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 408.805 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 408.805 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 17 March 2005 it purchased 58,004 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 20,000 were purchased on-market from Merrill Lynch at a price of 405 pence per Share and 38,004 were purchased off-market directly from GUS Holdings Limited also at a price of 405 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 18 March 2005 it purchased 145,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 50,000 were purchased on-market from Merrill Lynch at a price of 406.5 pence per Share and 95,010 were purchased off-market directly from GUS Holdings Limited also at a price of 406.5 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 21 March 2005 it purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 409.4685 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 409.4685 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 386.6625 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 386.6625 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 23 March 2005 it purchased 290,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 408.5075 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 408.5075 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 24 March 2005 it purchased 290,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 409.74 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 409.74 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 29 March 2005 it purchased 290,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 407.7625 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 407.7625 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 30 March 2005 it purchased 290,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 406.5 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 406.5 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 31 March 2005 it purchased 290,010 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 409.475 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 409.475 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 13 April 2005 the Company purchased 580,020 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 200,000 were purchased on-market from Merrill Lynch at a price of 395.9 pence per Share and 380,020 were purchased off-market directly from GUS Holdings Limited also at a price of 395.9 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 14 April 2005 the Company purchased 435,015 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 150,000 were purchased on-market from Merrill Lynch at a price of 398.304 pence per Share and 285,015 were purchased off-market directly from GUS Holdings Limited also at a price of 398.304 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 15 April 2005 the Company purchased 580,020 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 200,000 were purchased on-market from Merrill Lynch at a price of 388.6315 pence per Share and 380,020 were purchased off-market directly from GUS Holdings Limited also at a price of 388.6315 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 18 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 377.9063 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 377.9063 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 19 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 385.214 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 385.214 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 20 April 2005 the Company purchased 435,015 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 150,000 were purchased on-market from Merrill Lynch at a price of 379.3583 pence per Share and 285,015 were purchased off-market directly from GUS Holdings Limited also at a price of 379.3583 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 21 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 377.729 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 377.729 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 22 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 374.324 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 374.324 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 25 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 376.475 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 376.475 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 26 April 2005 the Company purchased 580,020 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 200,000 were purchased on-market from Merrill Lynch at a price of 366.7074 pence per Share and 380,020 were purchased off-market directly from GUS Holdings Limited also at a price of 366.7074 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 27 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 358.47 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 358.47 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 3 May 2005 the Company purchased 145,005 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 50,000 were purchased on-market from Merrill Lynch at a price of 358.87 pence per Share and 95,005 were purchased off-market directly from GUS Holdings Limited also at a price of 358.87 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 5 May 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 369.95 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 369.95 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 6 May 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 367.1427 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 367.1427 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 4 May 2005 the Company purchased 145,005 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 50,000 were purchased on-market from Merrill Lynch at a price of 367.375 pence per Share and 95,005 were purchased off-market directly from GUS Holdings Limited also at a price of 367.375 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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BURBERRY GROUP PLC: Transaction in Own Shares

Pursuant to the irrevocable, non-discretionary authority, given by Burberry Group plc ('the Company') to its brokers on 31 March 2005, it is announced that on 28 April 2005 the Company purchased 290,010 of its ordinary shares of 0.05p each ('Shares') for cancellation. Of these Shares, 100,000 were purchased on-market from Merrill Lynch at a price of 358.18 pence per Share and 190,010 were purchased off-market directly from GUS Holdings Limited also at a price of 358.18 pence per Share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

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Regulatory Announcement

Go to market news section



Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. Annual Report and AGM
Released	17:47 14-Jun-05
Number	5749N

- Burberry Group plc Annual Report & Accounts for the year ended 31 March 2005
- AGM Circular (incorporating the Notice of Annual General Meeting)
- Proxy Card

Two copies of the above documents have been submitted to the UK Listing Authority, and will be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

Close

82-34691

Regulatory Announcement

Go to market news section



Company	Burberry Group PLC
TIDM	BRBY
Headline	Financial results under IFRS
Released	07:00 10-Jun-05
Number	3989N

RNS Number:3989N
Burberry Group PLC
10 June 2005

Burberry Group plc

Financial results under IFRS

10 June 2005. Burberry Group plc reports on its unaudited financial results for the year to 31 March 2005 and six months to 30 September 2004 under International Financial Reporting Standards (IFRS).

For the year to 31 March 2005, primary differences under IFRS relative to previously reported financial results under UK GAAP are highlighted below:

- Turnover and gross profit unchanged.
- EBITA (1) under IFRS of £161.3 million compared to £165.5 million under UK GAAP. The £4.2 million difference primarily relates to an increased charge under IFRS for share based remuneration payments.
- Goodwill amortisation and exceptional gain reported under UK GAAP are not applicable under IFRS.
- Net interest income of £5.6 million under IFRS compared to £4.9 million under UK GAAP. The £0.7 million difference primarily reflects foreign currency gains on intercompany loans, which under IFRS are recognised in the income statement and not taken directly to reserves.
- Effective tax rate of 32.1% compared to 32.0% reported under UK GAAP (calculated on profit before taxation, goodwill amortisation and exceptional gain).
- Profit after tax of £113.4 million under IFRS compared to £109.9 million reported under UK GAAP.
- Diluted EPS of 22.4p under IFRS compared to diluted EPS (before goodwill amortisation and exceptional gain) of 23.0p reported under UK GAAP.
- Shareholders' funds at 31 March 2005 of £478.4 million under IFRS compared to £454.6 million reported under UK GAAP, driven by balance sheet reclassifications and remeasurements under IFRS, including the reversal of £21.7 million provided for the proposed final dividend payment under UK GAAP.

International Financial Reporting Standards are subject to ongoing amendments by the International Accounting Standards board and some standards have yet to be endorsed by the European Commission. Further development of the interpretation of these standards could result in changes in the basis in accounting or ...tation of certain items and accordingly this financial information is

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Group income statement - unaudited

	Year to 31 March 2005			Six months t
	UK GAAP 2005 £m	IFRS adjustments £m	IFRS 2005 £m	UK GAAP (3) 2004 £m
Turnover				
Wholesale	371.9	-	371.9	111.0
Retail	265.2	-	265.2	197.2
Licence	78.4	-	78.4	39.3
Total turnover	715.5	-	715.5	347.5
Cost of sales	(291.3)	-	(291.3)	(144.0)
Gross profit	424.2	-	424.2	203.5
Net operating expenses	(258.7)	(4.2)	(262.9)	(124.7)
EBITA (1)	165.5	(4.2)	161.3	78.8
Goodwill amortisation	(6.8)	6.8	-	(3.3)
Exceptional gain (2)	0.8	(0.8)	-	0.8
Profit before interest and taxation	159.5	1.8	161.3	76.3
Net interest income	4.9	0.7	5.6	2.0
Profit before taxation	164.4	2.5	166.9	78.3
Tax on profit	(54.5)	1.0	(53.5)	(26.0)
Attributable profit for the year	109.9	3.5	113.4	52.3
Diluted EPS before goodwill amortisation and exceptional gain	23.0p		n/a	10.8p
Diluted EPS	21.8p		22.4p	10.3p
Basic EPS	22.2p		22.9p	10.5p

Notes:
(1) EBITA represents operating profit before interest, taxation, exceptional gain and goodwill amortisation. Following the adoption of IFRS, the exceptional gain and goodwill amortisation are no longer applicable.
(2) The £0.8m pre-tax exceptional gain in the year to 31 March 2005 under UK GAAP relates to lapsed awards under the IPO Senior Executive Restricted Share Plan.
(3) Amounts previously reported have been restated to reflect the impact of adopting FRS 17 "Retirement Benefits".

Management will discuss these results during a conference call at 8:00am today. The conference call can be accessed by dialling +44 (0) 20 7081 7194, password 299766. This document, together with the appendices, will be available on the Group's website at www.burberryplc.com.

Enquiries:

Burberry 020 7968 0577

Stacey Cartwright CFO
Matt McEvoy Strategy and IR

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Brunswick 020 7404 5959

Susan Gilchrist
Laura Cummings
Robert Gardener

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Burberry Group plc

Impact from adoption of IFRS

Contents

1 INTRODUCTION

For all periods up to and including the year to 31 March 2005 Burberry has prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). For the year to 31 March 2006 Burberry is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The Group's transition date to IFRS is 1 April 2004. This has been determined in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards", being the start of the earliest period of comparative information.

To explain the transition to IFRS, the unaudited financial performance and position of the Group has been converted from UK GAAP to IFRS for the year to 31 March 2005. An explanation of the principle adjustments required by Burberry on conversion to IFRS is set out in section 2, with summary financial information presented in section 3. The financial information presented includes:

- The Group's consolidated income statements for the year to 31 March 2005 and six months to 30 September 2004; and
- ...nsolidated balance sheets at 31 March 2005, 30 September

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The consolidated income statements and balance sheets have been prepared in accordance with the "Basis of Preparation", see Appendix 1.

Reconciliation schedules to assist the reader in understanding the nature and quantum of differences between UK GAAP and IFRS for the financial information are included in Appendix 2.

This document explains all material accounting policy changes from the accounting policies adopted in the UK GAAP financial statements for the year to 31 March 2005. A full set of IFRS accounting policies are included in Appendix 3.

The financial information presented in this document is unaudited.

2 EXPLANATION OF ADJUSTMENTS UNDER IFRS

The format of the IFRS primary financial information contained within this document is prepared in accordance with IAS 1 "Presentation of Financial Statements", which differs from the UK GAAP format. On the income statement in particular, there is no equivalent for 'exceptional items'. Under IFRS, these amounts are included in operating expenses. Burberry will continue to disclose separately material items of a one off nature and provide adjusted earnings per share to assist shareholders.

The IFRS changes set out below have no effect on cash flows.

The significant differences between UK GAAP and IFRS which affect the Group are as follows:

2.1 Share based payments

Under UK GAAP, the cost of equity-settled transactions were recognised in the year of performance to which the scheme related. The charge was recognised based on the fair market value of the share award at the date of grant, less any consideration receivable from the participating Burberry employee.

Under IFRS equity-settled transaction charges are recognised from the date of grant over the vesting period of the shares. The total charge is determined with reference to the fair value of the equity instruments awarded at the date of grant. The fair value at the date of grant has been determined using the Black-Scholes Option Pricing Model.

Where awards are contingent upon future events an assessment of the likelihood of these conditions being achieved is made at the time of the award.

The impact on operating profit from the adoption of IFRS 2 is a charge of £5.1m for the year to 31 March 2005.

2.2 Exceptional gain

Under UK GAAP an exceptional gain of £0.8m arises from the lapsing of awards made under the IPO Senior Executive Restricted Share Plan (the "IPO RSP").

IFRS no longer permits the use of exceptional items. It does however allow material items to be separately identified. These items will typically be material, non-recurring items.

2.3 Intangible fixed assets

a) Goodwill amortisation

Under UK GAAP, goodwill was capitalised and amortised over its estimated useful economic life and a charge of £6.8m was recorded in the year to 31 March 2005.

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Under IFRS, goodwill has been assigned an indefinite life as at the date of transition and it is no longer amortised. Burberry has elected to apply the exemption related to Business Combinations and has frozen its goodwill at its carrying value as at 1 April 2004. All accumulated amortisation at this point in time has been reclassified against the cost of the goodwill. Impairment reviews will be carried out on goodwill on an annual basis and any impairment charge would be charged and if applicable reported as a material item.

No impairment charge was required and accordingly no charge has been recorded in the year to 31 March 2005.

b) Computer software

Under UK GAAP, computer software was included within tangible fixed assets. Under IFRS, computer software is considered to be an intangible fixed asset, unless it is an integral part of the related hardware. The period over which the computer software is amortised is not affected.

Accordingly, a net reclassification of £1.8m as at 1 April 2004 and of £1.6m as at 31 March 2005 has been made between intangible fixed assets and property, plant and equipment. There is no impact on the income statement as a result of this reclassification.

2.4 Foreign exchange

Under UK GAAP, any foreign exchange movements arising on the translation of net assets of foreign subsidiaries were recognised by charging or crediting the amounts directly to the profit and loss reserve account. In addition, any exchange difference arising on intercompany loans was also taken directly to the profit and loss reserve account where the loan formed part of the net investment in the subsidiary.

Under IFRS, any foreign exchange movements arising on the translation of foreign subsidiaries is to be taken to a separate component of equity, the foreign currency translation reserve. Any exchange difference arising on an intercompany loan should be taken through the income statement, unless the loan is deemed to form part of the direct investment in the subsidiary.

In the year to 31 March 2005 these movements resulted in an unrealised foreign exchange gain of £0.7m. These amounts will vary from year to year as they are generated by exchange movements. It is Burberry's intention that where possible future foreign exchange gains or losses arising on intercompany loans will be charged or credited directly to retained earnings. This could be achieved by restructuring the foreign currency intercompany loan balances.

2.5 Deferred taxation

Under UK GAAP, deferred tax was recognised for all timing differences (being the difference between an entities taxable profits and its statutory results) which are expected to reverse.

Deferred tax under IAS 12 "Income Taxes" is recognised on all taxable temporary differences and all deductible temporary differences and unused tax losses, to the extent that it is probable there are sufficient taxable profits available in future periods. Temporary differences are the difference between the tax base of an asset/liability and its carrying amount in the financial statements.

The most significant difference between IFRS and UK GAAP, is that deferred tax is now recognised on the revaluation of fixed assets. On transition to IFRS an additional deferred tax liability of £12.6m has been recorded as at 1 April 2004 and a liability of £5.3m as at 31 March 2005.

2.6 Dividends

Under UK GAAP, proposed dividends are recorded as a liability at the balance sheet date. Under IFRS, dividends proposed at the balance sheet date are only recorded as a liability when the shareholders have approved their distribution, or for the interim dividend when approved by the Board.

The final dividend proposed as at 31 March 2004 of £14.9m has been reversed in the opening balance sheet and charged in the year to 31 March 2005. The final dividend proposed as at 31 March 2005 of £21.7m has been reversed in the income statement and will be charged in the year to 31 March 2006.

2.6 Dividends (continued)

The recognition of the charge in the income statement in relation to dividends does not affect the timing of dividend payments or Burberry's dividend policy.

2.7 Non-current assets held for sale

Under IFRS, any non-current asset whose carrying value will be recovered principally through sale, and the sale of the asset is highly probable, should be classified as non-current assets held for sale on the balance sheet. The amounts reclassified from property, plant and equipment to non-current assets held for sale as at 31 March 2005 was £1.2m.

2.8 Revaluation reserve

The Group has elected to adopt the exemption set out in IFRS 1 and to hold the tangible fixed assets at their historic cost or revalued amount on transition to IFRS. As a result of this, the balance on the revaluation reserve at the date of transition has been reclassified to retained earnings. The amounts included in retained earnings in relation to the revaluation reserve will be separately identified in the Annual Report as this amount is not considered to be distributable until the relevant property is disposed of.

2.9 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the period divided by the weighted average number of Ordinary Shares in issue during the period.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the period. In addition, account is taken of any awards which will have dilutive effects when exercised (full vesting of all outstanding awards is assumed).

	Year to 31 March 2005 £m	Six months to 30 September 2004 £m
Attributable profit for the period	113.4	55.1

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in the Burberry Group's ESOPs.

	Year to 31 March 2005 Million	Six months to 30 September 2004 Million
Weighted average number of Ordinary Shares in issue during the period	494.1	496.2

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schemes	10.4	10.9
Diluted weighted average number of Ordinary Shares in issue during the period	504.5	507.1

Earnings per share	Year to 31 March 2005 Pence	Six months to 30 September 2004 Pence
Basic earnings per share	22.9	11.1
Diluted earnings per share	22.4	10.9

2.10 Financial instruments

IAS 32 "Financial Instruments: Disclosures and Presentations" (IAS 32) and IAS 39 "Financial Instruments: Recognition and Measurement" (IAS 39) address the accounting for, and reporting of financial instruments. The Group has elected to take the option to defer the restatement of comparative information for IAS 32 and IAS 39.

IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification.

If certain key criteria are met financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which changes in their value are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

From 1 April 2005, the Group will adopt IAS 32 and IAS 39 and subject to meeting certain criteria will adopt hedge accounting for the majority of the Group's forward currency contracts which are taken out to hedge the cost of foreign currency inventory.

In addition when IAS 32 is adopted, redeemable preference shares will not be treated as equity as they will be considered to be a liability and the dividends paid on these shares classified as an interest expense.

GROUP INCOME STATEMENT
For the year to 31 March 2005 - unaudited

	UK GAAP (IFRS format) £m	IFRS reclassifications £m	IFRS remeasurements £m
Turnover	715.5	-	-
Cost of sales	(291.3)	-	-
Gross profit	424.2	-	-
Operating expenses	(266.9)	-	1.8
Other operating income	2.2	-	-
Operating profit	159.5	-	1.8
Operating profit before goodwill amortisation and exceptional gain	165.5	-	(4.2)

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- Exceptional gain relating to IPO employee share plans	0.8	-	(0.8)
Interest and similar income	5.5	-	0.7
Interest expense and similar charges	(0.6)	-	-
Profit before taxation	164.4	-	2.5
Tax on profit	(54.5)	-	1.0
Attributable profit for the year	109.9	-	3.5

All the profit for the year is attributable to the equity holders of the company.

Pence per share			
Earnings			
- basic	22.2p		
- diluted	21.8p		
Earnings before exceptional items and goodwill			
- basic	23.4p		
- diluted	23.0p		

CONSOLIDATED BALANCE SHEET
As at 31 March 2005 - unaudited

	UK GAAP (IFRS format) £m	IFRS reclassifications £m	IFRS remeasurements £m
ASSETS			
Non-current assets			
Intangible assets	107.9	1.6	6.8
Property, plant and equipment	166.1	(2.8)	-
Available-for-sale financial instruments	0.1	-	-
Deferred taxation assets	18.4	13.3	(5.3)
Trade and other receivables	1.2	-	-
Income tax recoverable	0.8	-	-
	294.5	12.1	1.5
Current assets			
Stock	102.5	-	-
Trade and other receivables	112.2	-	-
Income tax recoverable	3.1	-	-
Cash and cash equivalents	169.9	-	-
	387.7	-	-
Non-current assets classified as held for sale	-	1.2	-
	387.7	1.2	-

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LIABILITIES			
Non-current liabilities			
Long-term liabilities	(14.8)	-	-
Deferred taxation liabilities	-	(13.0)	-
Retirement benefit obligations	(1.8)	(0.3)	-
Provisions	(3.2)	-	-
	(19.8)	(13.3)	-
Current liabilities			
Trade and other payables	(182.6)	-	22.3
Income tax liabilities	(25.2)	-	-
	(207.8)	-	22.3
Total liabilities	(227.6)	(13.3)	22.3
Net assets	454.6	-	23.8
EQUITY			
Ordinary share capital	1.1	-	-
Share premium account	136.1	-	-
Revaluation reserve	23.4	(23.4)	-
Capital reserve	39.4	-	(14.5)
Translation reserve	-	5.0	-
Retained earnings	254.6	18.4	38.3
Total equity	454.6	-	23.8

GROUP INCOME STATEMENT
For the 6 months to 30 September 2004 - unaudited

	UK GAAP (Restated*) (IFRS format) £m	IFRS reclassifications £m	IFRS remeasurements £m
Turnover	347.5	-	-
Cost of sales	(144.0)	-	-
Gross profit	203.5	-	-
Operating expenses	(128.0)	-	1.3
Other operating income	0.8	-	-
Operating profit	76.3	-	1.3
Operating profit before goodwill amortisation and exceptional gain	78.8	-	(1.2)
- Goodwill amortisation	(3.3)	-	3.3
- Exceptional gain relating to IPO employee share plans	0.8	-	(0.8)
Interest and similar income	2.2	-	0.8
Interest expense and similar charges	(0.2)	-	(0.2)
Profit before taxation	78.3	-	1.9
Tax on profit	(26.0)	-	0.9

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All the profit for the year is attributable to the equity holders of the company

Pence per share			
Earnings			
- basic	10.5p		
- diluted	10.3p		
Earnings before exceptional items and goodwill			
- basic	11.1p		
- diluted	10.8p		

* Amounts previously reported have been restated to reflect the impact of adopting FRS 17 "Retirement Benefits".

CONSOLIDATED BALANCE SHEET
As at 30 September 2004 - unaudited

	UK GAAP (Restated*) (IFRS format) £m	IFRS reclassifications £m	IFRS remeasurements £m
ASSETS			
Non-current assets			
Intangible assets	110.5	1.7	3.3
Property, plant and equipment	161.4	(4.5)	-
Available-for-sale financial instruments	0.1	-	-
Deferred taxation assets	22.3	11.3	(12.9)
Trade and other receivables	1.1	-	-
Income tax recoverable	0.8	-	-
	296.2	8.5	(9.6)
Current assets			
Stock	104.4	-	-
Trade and other receivables	143.4	-	-
Income tax recoverable	0.1	-	-
Cash and cash equivalents	143.5	-	-
	391.4	-	-
Non-current assets classified as held for sale	-	2.8	-
	391.4	2.8	-
Total assets	687.6	11.3	(9.6)
LIABILITIES			
Non-current liabilities			
Long-term liabilities	(14.5)	-	-
Deferred taxation liabilities	-	(10.8)	-
Retirement benefit obligations	(2.0)	(0.5)	-
Provisions	(5.0)	-	-
	(21.5)	(11.3)	-

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Income tax liabilities	(29.4)	-	3.3
Bank overdrafts	(0.5)	-	-
	(186.0)	-	14.1
Total liabilities	(207.5)	(11.3)	14.1
Net assets	480.1	-	4.5
EQUITY			
Ordinary share capital	1.1	-	-
Share premium account	133.9	-	-
Revaluation reserve	23.8	(23.8)	-
Capital reserve	41.4	-	(15.7)
Translation reserve	-	9.6	-
Retained earnings	279.9	14.2	20.2
Total equity	480.1	-	4.5

* Amounts previously reported have been restated to reflect the impact of adopting FRS 17 "Retirement Benefits".

CONSOLIDATED BALANCE SHEET
As at 31 March 2004 - unaudited

	UK GAAP (IFRS format) £m	IFRS reclassifications £m	IFRS remeasurements £m
ASSETS			
Non-current assets			
Intangible assets	111.4	1.8	-
Property, plant and equipment	149.8	(2.5)	-
Available-for-sale financial instruments	0.1	-	-
Deferred taxation assets	22.1	11.2	(12.6)
Trade and other receivables	1.5	-	-
Income tax recoverable	0.8	-	-
	285.7	10.5	(12.6)
Current assets			
Stock	89.5	-	-
Trade and other receivables	99.0	-	-
Income tax recoverable	2.8	-	-
Cash and cash equivalents	158.7	-	-
	350.0	-	-
Non-current assets classified as held for sale	-	0.7	-
	350.0	0.7	-
Total assets	635.7	11.2	(12.6)

LIABILITIES

Retirement benefit obligations	(2.0)	(0.5)	-
Provisions	(5.1)	-	-
	(42.5)	(11.2)	-
Current liabilities			
Trade and other payables	(138.3)	-	15.4
Income tax liabilities	(24.7)	-	-
Bank overdrafts	(0.8)	-	-
	(163.8)	-	15.4
Total liabilities	(206.3)	(11.2)	15.4
Net assets	429.4	-	2.8
EQUITY			
Ordinary share capital	1.1	-	-
Share premium account	124.7	-	-
Revaluation reserve	23.5	(23.5)	-
Capital reserve	42.9		(17.8)
Retained earnings	237.2	23.5	20.6
Total equity	429.4	-	2.8

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRS), including the International Accounting Standards (IAS), and interpretations issued by the International Accounting Standards Board (IASB) and its committees, and as interpreted by any regulatory bodies applicable to the Group published by 31 March 2005. These are subject to ongoing amendments by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. It is possible, therefore, that changes to this information may be required before it is published as comparative information in the interim results for the 6 months to 30 September 2005 and the Annual Report for the year to 31 March 2006.

In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19 "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures". In addition, Burberry has decided to adopt early IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

The format of the IFRS primary financial information contained within this document, is prepared in accordance with IAS 1 "Presentation of Financial Statements". The format of the primary financial information is a particular area where changes may occur as further interpretative guidance is issued and best practice develops.

FIRST TIME ADOPTION EXEMPTIONS (IFRS 1)

IFRS 1 requires the Group to determine its accounting policies for the year to 31 March 2006 and to apply these policies to the opening balance sheet (1 April 2004) and throughout all periods presented in its first IFRS financial statements.

The Group's full set of IFRS accounting policies have been included as a separate appendix, see Appendix 3.

The general principal that should be applied on first-time adoption of IFRS is that the standards in force at the first reporting date (that is, for Burberry,

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and the Group's choices have been set out below:

a) Business combinations completed before the transition to IFRS

IFRS 1 allows the first time adopter of IFRS to elect not to apply IFRS 3 "Business Combinations" retrospectively to business combinations which took place before the date of transition (1 April 2004).

The Group has elected to use this exemption and has not restated any business combinations which took place prior to this transition date.

b) Fair value or revaluation to be treated as deemed cost

Certain items of property, plant and equipment are carried under UK GAAP at amounts based upon valuations. The Group has applied the exemption which permits a first time adopter to use a previous GAAP revaluation of an item of property, plant and equipment as deemed cost. Consequently, there is no adjustment to the previous carrying value under UK GAAP.

c) Employee benefits

Under IFRS 1 an entity may elect to recognise immediately all actuarial gains and losses on transition even if the corridor approach is adopted for future actuarial gains and losses. This exemption does not apply to Burberry as the obligation recognised under UK GAAP will not change on transition to IFRS.

The Group has previously recognised all cumulative actuarial gains and losses in relation to employee benefit schemes under UK GAAP in the statement of total recognised gains and losses. Under IFRS the Group will continue to recognise all actuarial gains and losses in relation to employee benefit schemes in the statement of recognised income and expenses.

d) Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters from calculating the cumulative translation differences on the historical retranslation of the net assets of foreign subsidiaries.

The Group has elected to use this exemption and has set the foreign currency translation reserve to zero as at the date of transition to IFRS.

From the date of transition, IFRS requires amounts taken to reserves arising on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency transaction reserve.

e) Share-based payment transactions

A first-time adopter of IFRS is not required to apply IFRS 2 "Share-based Payments" to equity instrument which were granted on or before 7 November 2002. However, certain disclosures are still required to be made regarding these equity instruments.

The Group has elected not to use this exemption, has previously disclosed the fair values of awards in its UK GAAP accounts for the year to 31 March 2005, and accordingly has applied IFRS 2 for all share based payments.

f) Financial instruments

The Group has elected to take the option to defer the restatement of the comparative information for IAS 32 "Financial Instruments: Disclosures and Presentation" and IAS 39 "Financial Instruments, Recognition and Measurements". The financial instruments continue to be accounted for in accordance with UK

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For the year to 31 March 2006, the adjustment to record financial instruments in accordance with IFRS will be accounted for as a change in accounting policy. It is the Group's intention to apply hedge accounting where the requirements of IAS 32 and IAS 39 are met.

GROUP INCOME STATEMENT
For the year to 31 March 2005 - unaudited

	UK GAAP (IFRS format) £m	IAS 21 Foreign exchange £m	IAS 12 Deferred tax remeasurement £m	IFRS 3 Business combinations £m	I… Divi…
Turnover	715.5	-	-	-	
Cost of sales	(291.3)	-	-	-	
Gross profit	424.2	-	-	-	
Operating expenses	(266.9)	-	-	6.8	
Other operating income	2.2	-	-	-	
Operating profit	159.5	-	-	6.8	
Operating profit before goodwill amortisation and exceptional gain	165.5	-	-	-	
- Goodwill amortisation	(6.8)	-	-	6.8	
- Exceptional gain relating to IPO employee share plans	0.8	-	-	-	
Interest and similar income	5.5	0.7	-	-	
Interest expense and similar charges	(0.6)	-	-	-	
Profit before taxation	164.4	0.7	-	6.8	
Tax on profit	(54.5)	(0.2)	1.2	-	
Attributable profit/ (loss) for the year	109.9	0.5	1.2	6.8	

CONSOLIDATED BALANCE SHEET
As at 31 March 2005 - unaudited

	UK GAAP (IFRS format) £m	IAS 38 Intangible asset reclassification £m	IFRS 5 Assets held for resale £m	IFRS 1 Revaluation reserve £m	IAS 21 Foreign exchange £m	IAS 12 Deferred tax asset reclassification £m	IAS 12 Deferred tax remeasurement £m	IFR… B… in… comb… ati…
ASSETS								
Non-current assets								
Intangible assets	107.9	1.6	-	-	-	-	-	
Property,								

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Available-for-sale financial instruments	0.1	-	-	-	-	-	-	
Deferred taxation assets	18.4	-	-	-	-	13.3	(5.3)	
Trade and other receivables	1.2	-	-	-	-	-	-	
Income tax recoverable	0.8	-	-	-	-	-	-	
	294.5	-	(1.2)	-	-	13.3	(5.3)	
Current assets								
Stock	102.5	-	-	-	-	-	-	
Trade and other receivables	112.2	-	-	-	-	-	-	
Income tax recoverable	3.1	-	-	-	-	-	-	
Cash and cash equivalents	169.9	-	-	-	-	-	-	
	387.7	-	-	-	-	-	-	
Non-current assets classified as held for sale	-	-	1.2	-	-	-	-	
	387.7	-	1.2	-	-	-	-	
Total assets	682.2	-	-	-	-	13.3	(5.3)	
LIABILITIES								
Non-current liabilities								
Long-term liabilities	(14.8)	-	-	-	-	-	-	
Deferred taxation liabilities	-	-	-	-	-	(13.0)	-	
Retirement benefit obligations	(1.8)	-	-	-	-	(0.3)	-	
Provisions	(3.2)	-	-	-	-	-	-	
	(19.8)	-	-	-	-	(13.3)	-	
Current liabilities								
Trade and other payables	(182.6)	-	-	-	-	-	-	
Income tax liabilities	(25.2)	-	-	-	-	-	-	
	(207.8)	-	-	-	-	-	-	
Total								

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Net assets	454.6	-	-	-	-	-	(5.3)	
EQUITY								
Ordinary share capital	1.1	-	-	-	-	-	-	
Share premium account	136.1	-	-	-	-	-	-	
Revaluation reserve	23.4	-	-	(23.4)	-	-	-	
Capital reserve	39.4	-	-	-	-	-	-	
Translation reserve	-	-	-	-	5.0	-	-	
Retained earnings	254.6	-	-	23.4	(5.0)	-	(5.3)	
Total equity	454.6	-	-	-	-	-	(5.3)	

GROUP INCOME STATEMENT
For the 6 months to 30 September 2004 - unaudited

	UK GAAP (Restated*) (IFRS format) £m	IAS 21 Foreign exchange £m	IAS 12 Deferred tax remeasurement £m	IFRS 3 Business combinations £m	I: Divi
Turnover	347.5	-	-	-	
Cost of sales	(144.0)	-	-	-	
Gross profit	203.5	-	-	-	
Operating expenses	(128.0)	-	-	3.3	
Other operating income	0.8	-	-	-	
Operating profit	76.3	-	-	3.3	
Operating profit before goodwill amortisation and exceptional gain	78.8	-	-	-	
- Goodwill amortisation	(3.3)	-	-	3.3	
- Exceptional gain relating to IPO employee share plans	0.8	-	-	-	
Interest and similar income	2.2	0.8	-	-	
Interest expense and similar charges	(0.2)	(0.2)	-	-	
Profit before taxation	78.3	0.6	-	3.3	
Tax on profit	(26.0)	(0.3)	1.2	-	
Attributable profit/ (loss) for the period	52.3	0.3	1.2	3.3	

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* Amounts previously reported have been restated to reflect the impact of adopting FRS 17 "Retirement Benefits".

CONSOLIDATED BALANCE SHEET
As at 30 September 2004 - unaudited

	UK GAAP (Restated) (IFRS format) £m	IAS 38 In-tangible asset reclass-ification £m	IFRS 5 Assets held for resale £m	IFRS 1 Re-valuation reserve £m	IAS 21 Foreign exchange £m	IAS 12 Deferred tax asset reclass-ification £m	IAS 12 Deferred tax remeasure-ment £m	IFR B in comb. ati
ASSETS								
Non-current assets								
Intangible assets	110.5	1.7	-	-	-	-	-	
Property, plant and equipment	161.4	(1.7)	(2.8)	-	-	-	-	
Available-for-sale financial instruments	0.1	-	-	-	-	-	-	
Deferred taxation assets	22.3	-	-	-	-	11.3	(12.9)	
Trade and other receivables	1.1	-	-	-	-	-	-	
Income tax recoverable	0.8	-	-	-	-	-	-	
	296.2	-	(2.8)	-	-	11.3	(12.9)	
Current assets								
Stock	104.4	-	-	-	-	-	-	
Trade and other receivables	143.4	-	-	-	-	-	-	
Income tax recoverable	0.1	-	-	-	-	-	-	
Cash and cash equivalents	143.5	-	-	-	-	-	-	
	391.4	-	-	-	-	-	-	
Non-current assets classified as held for sale	-	-	2.8	-	-	-	-	
	391.4	-	2.8	-	-	-	-	
Total assets	687.6	-	-	-	-	11.3	(12.9)	

LIABILITIES
Non-current liabilities

liabilities	(14.5)	-	-	-	-	-	-	
Deferred taxation liabilities	-	-	-	-	-	(10.8)	-	
Retirement benefit obligations	(2.0)	-	-	-	-	(0.5)	-	
Provisions	(5.0)	-	-	-	-	-	-	
	-------	------	-----	------	------	------	-----	--
	(21.5)	-	-	-	-	11.3	-	
Current liabilities								
Trade and other payables	(156.1)	-	-	-	-	-	-	
Income tax liabilities	(29.4)	-	-	-	-	-	3.3	
Bank overdrafts	(0.5)	-	-	-	-	-	-	
	-------	------	-----	------	------	------	-----	--
	(186.0)	-	-	-	-	-	3.3	
	-------	------	-----	------	------	------	-----	--
Total liabilities	(207.5)	-	-	-	-	11.3	3.3	
	-------	------	-----	------	------	------	-----	--
Net assets	480.1	-	-	-	-	-	(9.6)	
	-------	------	-----	------	------	------	-----	--
EQUITY								
Ordinary share capital	1.1	-	-	-	-	-	-	
Share premium account	133.9	-	-	-	-	-	-	
Revaluation reserve	23.8	-	-	(23.8)	-	-	-	
Capital reserve	41.4	-	-	-	-	-	-	
Translation reserve	-	-	-	-	9.6	-	-	
Retained earnings	279.9	-	-	23.8	(9.6)	-	(9.6)	
	-------	------	-----	------	------	------	-----	--
Total equity	480.1	-	-	-	-	-	(9.6)	
	-------	------	-----	------	------	------	-----	--

* Amounts previously reported have been restated to reflect the impact of adopting FRS 17 "Retirement Benefits".

CONSOLIDATED BALANCE SHEET
As at 31 March 2004 - unaudited

	UK GAAP (IFRS format) £m	IAS 38 In-tangible asset reclass-ification £m	IFRS 5 Assets held for resale £m	IFRS 1 Re-valuation reserve £m	IAS 12 Deferred tax asset reclass-ification £m	IAS 12 Deferred tax remeasurement £m	Div
----------	-------	--------	-------	------	-------	-------	-

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Non-current assets						
Intangible assets	111.4	1.8	-	-	-	-
Property, plant and equipment	149.8	(1.8)	(0.7)	-	-	-
Available-for-sale financial instruments	0.1	-	-	-	-	-
Deferred taxation assets	22.1	-	-	-	11.2	(12.6)
Trade and other receivables	1.5	-	-	-	-	-
Income tax recoverable	0.8	-	-	-	-	-
	285.7	-	(0.7)	-	11.2	(12.6)
Current assets						
Stock	89.5	-	-	-	-	-
Trade and other receivables	99.0	-	-	-	-	-
Income tax recoverable	2.8	-	-	-	-	-
Cash and cash equivalents	158.7	-	-	-	-	-
	350.0	-	-	-	-	-
Non-current assets classified as held for sale	-	-	0.7	-	-	-
	350.0	-	0.7	-	-	-
Total assets	635.7	-	-	-	11.2	(12.6)
LIABILITIES						
Non-current liabilities						
Long-term liabilities	(35.4)	-	-	-	-	-
Deferred taxation liabilities	-	-	-	-	(10.7)	-
Retirement benefit obligations	(2.0)	-	-	-	(0.5)	-
Provisions	(5.1)	-	-	-	-	-
	(42.5)	-	-	-	(11.2)	-
Current liabilities						
Trade and other payables	(138.3)	-	-	-	-	-
Income tax liabilities	(24.7)	-	-	-	-	-
Bank overdrafts	(0.8)	-	-	-	-	-

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Total liabilities	(206.3)	-	-	-	(11.2)	-	
Net assets	429.4	-	-	-	-	(12.6)	
EQUITY							
Ordinary share capital	1.1	-	-	-	-	-	
Share premium account	124.7	-	-	-	-	-	
Revaluation reserve	23.5	-	-	(23.5)	-	-	
Capital reserve	42.9	-	-	-	-	-	
Retained earnings	237.2	-	-	23.5	-	(12.6)	
Total equity	429.4	-	-	-	-	(12.6)	

Basis of consolidation

The Group annual financial statements comprise those of the parent company and its subsidiaries, presented as a single economic entity. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

The effects of intra-group transactions are eliminated in preparing the Group financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

Key sources of estimation uncertainty
Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain estimates and assumptions concerning future events that may affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Such estimates include but are not limited to asset impairment, stock provisioning, employee benefits obligations, contingent consideration for acquisitions, and the probability of deferred tax assets being recovered against future taxable profits.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

with provisions made for expected returns and allowances. Retail sales, returns and allowances are reflected at the dates of transactions with consumers, in addition provisions are made for expected returns. Royalties receivable from licensees are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

(b) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Prior to 31 March 2004, goodwill was held at cost less accumulated amortisation. Goodwill was assigned a finite useful economic life, not exceeding 20 years, and was amortised in equal annual instalments. Upon transition to International Financial Reporting Standards on 1 April 2004, goodwill was assigned an indefinite useful economic life in accordance with International Financial Reporting Standard 3 "Business Combinations", and it ceased to be amortised.

Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Computer Software

The cost of acquiring computer software (including licences and separately identifiable external development costs) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to 5 years.

c) Property, plant and equipment

Property, plant and equipment is stated at cost or revalued amount less accumulated depreciation and provision to reflect any impairment in value. Prior to 31 March 1996, the Group's policy was to revalue freehold properties, but at 1 April 1996 this policy was changed. The previously revalued properties were then carried at their 1996 revaluation amount. On 1 April 2004, upon transition to International Financial Reporting Standards, these revaluation amounts were taken to be the "deemed cost" of the properties.

Depreciation

Depreciation of tangible fixed assets is calculated to write-off the cost or deemed cost, less residual value, of the assets in equal annual instalments over

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Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds - less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 - 8 years
Retail fixtures and fittings	2 - 5 years
Office equipment	5 years
Computer equipment	Up to 5 years

Impairment

Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of an item of property, plant or equipment is not fully recoverable.

Profit/loss on disposal of property, plant and equipment

Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

d) Non-current assets held for sale

A non-current asset is classified as held for sale, when its carrying value will be recovered principally through sale

Non-current assets held for sale are carried at the lower of cost or fair value less costs to sell and are not depreciated.

e) Impairment of assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

f) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

g) Financial instruments

A financial instrument is recognised on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. A financial asset is no longer recognised when, the contractual rights to the cash flow expire or the asset is transferred. A financial liability is no longer recognised, when the obligation specified in the contract is discharged, cancelled or expires.

The Group's financial instruments consist primarily of cash and cash

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instruments.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with an original maturity date of 3 months or less, held with banks, liquidity funds as well as bank overdrafts. Bank overdrafts are recorded under current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables arise when the Group provides money, goods or services directly to a third party. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables

Trade and other payables arise when the Group acquires money, goods or services directly from a creditor with no intention of trading the payable. They are included in current liabilities, except for maturities greater than 12 months after the balance sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Available for sale financial assets

Available for sale financial assets are non-derivative financial assets that have been designated in this category, or are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through the profit and loss.

Available for sale financial assets are initially recognised at fair value, plus transaction costs that are directly attributable to the acquisition. Subsequently the available for sale financial assets are measured at fair value, with gains and losses being recognised directly in equity. The cumulative gain or loss remains in equity until the available for sale financial asset is derecognised, when it is released to the income statement. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

h) Share capital

Ordinary shares and redeemable preference shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is include in equity attributable to the Company's equity holders.

i) Deferred tax

carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is exempt from deferred tax. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not discounted.

j) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with IAS 19 "Employee Benefits".

Defined benefit schemes

Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the principal defined benefit scheme is in the UK. The assets covering this arrangement are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or liability as appropriate in the balance sheet.

The asset or liability recognised in the balance sheet in respect of defined benefit schemes represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs. A full actuarial valuation of the scheme is carried out every 3 years with interim reviews in intervening years. The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, using the projected unit method.

Actuarial gains and losses are recognised directly to equity through the statement of recognised income and expenses

Defined contribution schemes

Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account and comprises the amount of contributions payable to the schemes in respect of the year.

k) Share schemes

Incentive plans

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Employees in the Group (including directors) receive certain share incentives.

The cost of the share incentives is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes Option Pricing Model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares. Vesting conditions, which relate to non-market conditions, are included in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives are recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

l) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Transactions in foreign currencies

Transactions denominated in foreign currencies within each entity in the Group, are translated into the functional currency at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at year-end, are translated into the functional currency at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are taken to the income statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

l) Foreign currency translation (continued)

Translation of the results of overseas businesses

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling at the average exchange rate for the year. The average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at year-end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity and are reported in the consolidated statement of changes in equity. The principal exchange rates used were as follows:

	Average	
	Year to 31 March 2005	6 months to 30 September 2004
Euro	1.47	1.49
US dollar	1.85	1.81
Hong Kong dollar	14.40	14.13
Korean won	2,041	2,099

8234(69)

	Closing		
	As at 31 March 2005	As at 30 September 2004	As at 31 March 2004
Euro	1.45	1.46	1.50
US dollar	1.88	1.81	1.84
Hong Kong dollar	14.69	14.07	14.31
Korean won	1,920	2,078	2,106

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 184.3: £1 in the year to 31 March 2005 (in the six months to 30 September 2004 : Yen 182.0 : £1).

m) Operating leases

Burberry Group is both a lessee and lessor of property. Gross rental income and expenditure in respect of operating leases are recognised on a straight-line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

Lease premiums and incentives

Amounts paid to acquire the rights to a lease ("Lease premiums") are written off in equal annual instalments over the life of the lease. Lease incentives, typically rent-free periods and capital contributions, are recognised over the full term of the lease.

n) Dividend Distribution

Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or approved by the directors for the interim dividend.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:23 25-May-05
Number	7788M

25 May 2005

Burberry Group plc ("the Company") has received notification from Philip Bowman, a director of the Company, that he today purchased 2,000 Ordinary shares of 25p each in GUS plc ("Shares"), the parent company of the Company's majority shareholder.

The Shares were purchased at a price of 860.35p per Share and are registered in the name of Barclays Stockbrokers Nominees Limited.

The Company was notified of the above purchase on 25 May 2005.

END

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82-34691

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Final Results - Part 2
Released	07:00 24-May-05
Number	6635M

RNS Number:6635M
Burberry Group PLC
24 May 2005

PART 2

33 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts. The pension costs charged to the profit and loss account in respect of the main plans were:

	Year to 31 March 2005 £m	2004 (Restated) £m
Defined benefit schemes		
GUS defined benefit pension scheme UK	0.9	0.9
Supplemental executive retirement plan US*	0.3	0.4
Defined contribution schemes		
GUS money purchase pension plan UK	0.7	0.6
Burberry money purchase plan US	0.6	0.5
Other Burberry pension schemes	0.1	0.2
Total pension costs	2.6	2.6

*The plans in the US are classified as defined benefit schemes under FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

33 Post-retirement benefits (continued)

(a) Accounting for pension costs (continued)

Movements in pensions obligations during the year were as follows:

	GUS defined benefit pension scheme UK	Supplemental executive retirement plan US	Other	Total

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reported	-	0.7	0.2	0.9
Impact of adopting FRS 17 (see note 3)	1.1	-	-	1.1
As at 1 April 2004 as restated	1.1	0.7	0.2	2.0
Effect of foreign exchange rate changes	-	(0.1)	-	(0.1)
Charged to the profit and loss account	0.9	0.3	-	1.2
Other finance income	(0.2)	-	-	(0.2)
Contributions paid during the year	(2.7)	-	-	(2.7)
Actuarial gain	1.5	-	-	1.5
Other movements	0.1	-	-	0.1
As at 31 March 2005	0.7	0.9	0.2	1.8

(b) Defined benefit schemes

GUS defined benefit scheme UK

Burberry Group companies participate in the GUS defined benefit pension scheme, which offers defined benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit pension scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years. A full actuarial valuation of the scheme was carried out at 31 March 2004 by independent qualified actuaries, Watson Wyatt LLP, using the projected unit method.

As a result of the 31 March 2004 valuation it has become possible to separately identify the underlying assets and liabilities which relate to the Burberry Group and so FRS 17 "Retirement Benefits" has been adopted during the year with comparative data restated accordingly, see note 3.

As at 31 March 2005 there were 64 (2004: 80) Burberry Group employees in the scheme and Burberry Group contributions represented approximately 7.7% (2004: 7.2%) of total employer contributions to the scheme. Burberry has been contributing 17.9% (2004: 17.9%) in respect of members in the main benefit section.

During the year to 31 March 2005 GUS made a special contribution to the scheme of £26.2m (2004: £30.0m) in order to fund the shortfall disclosed by the interim valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £2.0m (2004: £2.3m).

The deficit for the GUS group defined benefit pension scheme as a whole, on the basis set out below, was approximately £6.6m as at 31 March 2005 (2004: £47.9m), after allowing for the £26m (2004: £30m) special contribution paid in March 2005 and before allowing for deferred tax.

33 Post-retirement benefits (continued)

(b) Defined benefit schemes (continued)

The principal actuarial assumptions used in the valuation of the Burberry Group

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used for the whole GUS group defined benefit pension scheme and are:

	As at 31 March		
	2005	2004	2003
Rate of inflation	2.9%	2.8%	2.5%
Rate of salary increases	4.7%	4.6%	4.3%
Rate of increase for pensions in payment and deferred pensions	2.9%	2.8%	2.5%
Discount rate	5.4%	5.5%	5.5%

(i) Market value of scheme's assets

The assets of the Burberry Group's portion of the GUS defined benefit scheme and the expected rates of return are summarised as follows:

	As at 31 March				
	Fair value 2005 £m	Expected long term rate of return 2005 %pa	Fair value 2004 £m	Expected long term rate of return 2004 %pa	Fair value 2003 £m
Market value of schemes' assets:					
Equities	22.7	8.0%	19.5	8.0%	13.4
Fixed interest securities	10.4	5.1%	8.8	5.1%	7.6
Other	0.9	3.7%	1.1	3.8%	1.2
	34.0	7.0%	29.4	7.0%	22.2

The following amounts were measured in accordance with the requirements of FRS 17:

	As at 31 March		
	2005 £m	2004 £m	2003 £m
Market value of schemes' assets	34.0	29.4	22.2
Present value of funded schemes' liabilities	(35.0)	(30.9)	(27.8)
Deficit in the funded schemes before impact of taxation	(1.0)	(1.5)	(5.6)
Related deferred tax asset	0.3	0.5	1.7
Net pension liability	(0.7)	(1.0)	(3.9)

Movement in deficit during the year can be analysed below:

	2005 £m	2004 £m
Deficit at start of year	(1.5)	(5.6)
Movement:		
Current service cost	(0.9)	(0.9)

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Actuarial (loss)/gain recognised	(1.5)	1.8
Deficit in the funded schemes at end of year before impact of taxation	(1.0)	(1.5)

33 Post-retirement benefits (continued)

(b) Defined benefit schemes (continued)

(ii) Profit and loss account

The amounts charged in the profit and loss account comprises of the following:

	2005 £m	2004 £m
Amount charged to operating profit in respect of defined benefit schemes:		
Current service cost	(0.9)	(0.9)
Amount credited/(charged) to net interest:		
Expected return on schemes' asset	1.9	1.6
Interest on schemes' liabilities	(1.7)	(1.5)
Amount credited as other finance income	0.2	0.1
Total charge to profit and loss account (before impact of taxation)	(0.7)	(0.8)

(iii) Statement of total recognised gains and losses

The amount recognised in the statement of total recognised gains and losses comprises the following:

	2005 £m	2004 £m
Actual return less expected return on schemes' assets (see note (iv))	1.4	3.8
Experience losses arising on the schemes' liabilities (see note (iv))	(0.4)	(0.5)
Losses resulting in changes in the assumptions underlying the present value of the schemes' liabilities	(2.5)	(1.5)
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(1.5)	1.8
Movement in deferred tax relating to pension scheme	(0.3)	(1.2)
Net impact in statement of total recognised gains and losses	(1.8)	0.6

(iv) History of experience gains and (losses)

	2005	2004
Difference between the actual and expected return on schemes' assets:		
Amount (£m)	1.4	3.8
Percentage of the schemes' assets which relate to the Burberry		

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Experience losses on schemes' liabilities		
Amount (£m)	(0.4)	(0.5)
Percentage of the present value of liabilities which relate to the Burberry Group	1.1%	1.6%
Total amount recognised in the statement of total recognised gains and losses:		
Amount (£m)	(1.5)	1.8
Percentage of the present value of schemes' liabilities which relate to the Burberry Group	4.3%	4.9%

33 Post-retirement benefits (continued)

(b) Defined benefit schemes (continued)

Supplemental executive retirement plan US

Rose Marie Bravo is entitled to these plans as explained in the Report on directors' remuneration and related matters. The adoption of FRS 17, see note 3, does not have a material impact on the reported obligation.

Retirement indemnities France

Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2005 was £0.2m (2004: £0.2m). The adoption of FRS 17, see note 3, does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

(c) Defined contribution schemes

The GUS Money Purchase Pension Plan UK

This scheme was introduced during the year to 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. As at 31 March 2005, there were no prepayments or arrears in Burberry Group contributions (2004: £nil).

The Burberry Money Purchase Plan US

Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2005 there were no Burberry Group contributions in arrears (2004: £nil).

Burberry Asia Limited Retirement Scheme

Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2005 there were no Burberry Group contributions in arrears (2004: £nil).

34 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

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(a) Trading transactions and balances arising in the normal course of business

The following purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

The services purchased by Burberry Group include treasury and cash management, tax management, insurance and insurance management, pension, human resources, employee benefit administration, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

Related party	Related party's relationship	Purchases from GUS group companies for the year to 3 2005 £m
Purchases from related parties GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	2.4

Related party	Related party's relationship	Amounts due to GUS group compan as at 31 March 2005 £m
Related party creditors GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	6.8

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. A total of £18.3m was deposited with GUS at 31 March 2005 (2004: £15.8m). These deposits have been made on standard commercial terms and were repaid in cash by 29 April 2005.

In addition forward currency contracts have been undertaken with GUS group companies, which have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2005 of such hedges amounted to £0.5m (2004: £0.4m).

(c) Share repurchase programme

As part of the Share repurchase programme, 10,212,035 Ordinary Shares were purchased by the Company from GUS, representing a total cost, including expenses, of £40.6m. Of the total number of Ordinary Shares purchased, 9,642,005

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after the year end. The repurchases have been carried out in accordance with the authorisation for off-market purchases approved by Shareholders at the EGM held on 20 December 2004.

Principal subsidiaries Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	England and Wales	Luxury goods retailer, wholesaler, manufacturer and licensor
Burberry Italy Retail Limited	England and Wales	Luxury goods retailer
The Scotch House Limited*	England and Wales	Luxury goods brand and licensor
Woodrow-Universal Limited*	England and Wales	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer and wholesaler
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods retailer and wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Hampstead Properties Inc.	USA	Property company
Burberry Realty, Inc.	USA	Property company
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Korea	Luxury goods retailer and wholesaler
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Service company

*Held directly by Burberry Group plc

All principal subsidiary companies are wholly owned as at 31 March 2005 and operate principally in the country in which they are incorporated, with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 65.5% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, One Stanhope Gate, London, W1K 1AF.

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Turnover by product category	2001* (Pro forma) £m	2002* (Pro forma) £m	2003* (Restated) £m	2004 (Restated) £m
Womenswear	134.7	165.2	197.9	225.7
Menswear	142.4	149.4	162.8	190.1
Accessories (including childrens)	98.0	125.8	169.5	189.0
Other	6.9	5.3	5.1	4.0
Licence	45.8	53.5	58.3	67.0
Total	427.8	499.2	593.6	675.8

Turnover by destination	£m	£m	£m	£m
Europe	259.0	286.7	302.7	346.8
North America	90.9	110.5	140.5	162.4
Asia Pacific	74.6	100.1	147.0	162.6
Other	3.3	1.9	3.4	4.0
Total	427.8	499.2	593.6	675.8

Turnover by operation	£m	£m	£m	£m
Wholesale	238.8	288.8	306.9	351.4
Retail	143.2	156.9	228.4	257.4
Licence	45.8	53.5	58.3	67.0
Total	427.8	499.2	593.6	675.8

Profit by operation	£m	£m	£m	£m
Wholesale and Retail	29.2	42.7	64.3	86.6
Licence	39.5	47.6	52.4	56.0
EBITA**	68.7	90.3	116.7	142.6
Net interest income/(expense)	5.7	(0.5)	(0.9)	2.3
Foreign currency gain/(loss) on loans with GUS group (pre-flotation)	6.8	(0.1)	(2.3)	-
Goodwill amortisation	(3.6)	(4.9)	(6.4)	(6.8)
Exceptional items	2.9	-	(22.0)	2.2
Profit on ordinary activities before taxation	80.5	84.8	85.1	140.3
Tax on profit on ordinary activities	(26.1)	(28.3)	(32.9)	(47.3)
Profit on ordinary activities after taxation	54.4	56.5	52.2	93.0

Margin analysis	%	%	%	%

Gross margin as % of turnover	47.8	50.3	56.0	57.9
EBITA** as % of turnover	16.1	18.1	19.7	21.1

*Years to 31 March 2001, 2002, 2003 have not been restated to reflect the impact of adopting FRS 17 as the necessary data is not available, see note 3.
**Earnings before interest, taxation, goodwill amortisation and exceptional items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the Companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the years to 31 March 2003, 2004 and 2005.

Five year summary (continued)

Earnings and dividends	2001* (Pro forma) Pence per share	2002* (Pro forma) Pence per share	2003* (Restated) Pence per share	2004 (Restated) Pence per share	pe
Basic earnings per share	10.9	11.3	10.5	18.8	
Basic earnings per share before goodwill amortisation and exceptional items	11.2	12.3	14.9	19.8	
Diluted earnings per share	10.8	11.1	10.3	18.4	
Diluted earnings per share before goodwill amortisation and exceptional items	11.1	12.1	14.6	19.4	
Dividend per share (post-flotation only)	n/a	n/a	3.0	4.5	
Dividend cover*	n/a	n/a	5.0	4.4	

*Based on profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2001 (Pro forma) £m	2002 (Pro forma) £m	2003 £m	2004 (Restated) £m	2005 £m
Fixed assets, investment and other intangible assets	101.0	125.4	162.4	150.7	167.0
Working capital (excluding cash and borrowings)	76.1	87.7	73.8	66.6	77.7
Other long term liabilities	(9.1)	(3.9)	(10.6)	(10.8)	(9.8)
Net operating assets	168.0	209.2	225.6	206.5	234.9
Goodwill	89.2	94.9	122.8	110.6	107.1

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Deferred consideration for acquisitions	(12.9)	(22.5)	(31.7)	(31.7)	(32.7)
Cash at bank, net of overdraft and borrowings	5.4	21.3	79.6	157.9	169.9
Taxation (including deferred taxation)	(10.0)	(20.5)	0.4	1.0	(2.9)
Dividends payable	-	-	(10.0)	(14.9)	(21.7)
Net assets	239.7	282.4	386.7	429.4	454.6

Cash flow	2001 (Pro forma) £m	2002 (Pro forma) £m	2003 £m	2004 (Restated) £m	2005 £m
Operating profit before goodwill amortisation and exceptional items	68.7	90.3	116.7	142.6	165.5
Depreciation, impairment and trademark amortisation charges	11.1	14.0	19.0	28.5	24.4
Loss/(profit) on disposal of fixed assets and similar non-cash charges	-	0.2	1.5	1.7	(2.3)
Charges in respect of employee share incentive schemes	-	-	-	3.6	5.3
(Increase)/decrease in stocks	(11.9)	(7.0)	5.2	(7.5)	(12.8)
Increase in debtors	(1.0)	(5.2)	(2.4)	(1.5)	(7.3)
Increase/(decrease) in creditors	22.2	(2.2)	25.0	18.2	2.7
Net cash inflow from operating activities before capital expenditure and financial investment	89.1	90.1	165.0	185.6	175.5
Purchase of tangible and intangible fixed assets	(39.3)	(39.4)	(55.7)	(28.8)	(37.2)
Sale of tangible fixed assets	19.1	0.5	0.2	-	3.1
Net cash inflow from operating activities	68.9	51.2	109.5	156.8	141.4

*Years to 31 March 2001, 2002, 2003 have not been restated to reflect the impact of adopting FRS 17 as the necessary data is not available, see note 3.

Shareholder information

Registrar

82-34691

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com

Financial calendar

First quarter trading update and Annual General Meeting	14 July 2005
Final dividend record date	22 July 2005
Final dividend to be paid	3 August 2005
First half trading update	October 2005
Preliminary announcement of interim results	15 November 2005
Third quarter trading update	January 2006
Second half trading update	April 2006
Preliminary announcement of annual results	May 2006

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:00 13-Apr-05
Number	9769K

RNS Number:9769K
Burberry Group PLC
13 April 2005

Burberry Group plc

Second Half Trading Update

Burberry Group plc reports on trading for the six months ended 31 March 2005.

Highlights

- Total revenue increased by 6% on an underlying(1) basis
- Retail sales rose by 6% underlying driven by new stores
- Wholesale sales increased by 5% underlying driven by Spring/Summer 2005 season sales
- Licensing revenue increased by 8% underlying
- Minimum EBITA of £162 million for 2004/05
- 2005/06 plans
  - increase average net retail selling space by approximately 8%
  - first half wholesale revenues broadly flat relative to the previous year based on orders to date for the Autumn/Winter 2005 season
  - more moderate growth in licensing revenue relative to the second half of 2004/05

	Second Half					Full Year	
	2004/05		2003/04	% change		2004/05	
£ million	Reported (2)	Underlying (1)	Reported (2)	Reported	Underlying	Reported (2)	Underly (1)
Retail	155	163	153	1	6	265	279
Wholesale	174	179	171	2	5	372	382
Licence	39	39	36	8	8	78	80
Total	368	380	360	2	6	716	740

(1) Underlying figures are calculated at constant exchange rates
(2) Calculated at average annual exchange rates

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Burberry continued to manage for the bottom line, delivering a solid result for the half. This will allow the Group to achieve EBITA ahead of expectations for the 2004/05 financial year. Looking forward, we continue to be encouraged by the vitality of the Burberry brand and the opportunities it presents."

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Total revenue

Total revenue in the six months to March 2005 increased by 6% on an underlying (1) basis (i.e. at constant exchange rates), 2% reported, compared to the same period last year.

Retail

Underlying retail sales in the second half increased 6% (1% reported), driven by contributions from newly opened and refurbished stores. In addition to the four stores and concessions opened in the third quarter, the Group opened a net four concessions during the fourth quarter. On a year on year basis, average net retail selling space increased approximately 8% in the half.

In aggregate, fourth quarter retail performance was consistent with that of the third quarter. In the US, as the result of a muted consumer response to early spring women's fashion styles and significant store renovation activity, sales growth was driven by space additions. Similarly, new stores and concessions drove sales growth in Continental European markets, which had achieved strong gains in the previous year period. The UK market continued to be soft. In Asia, sales in Korea continued to be volatile as a result of the challenging retail environment resulting in a small gain for the quarter. Hong Kong and Southeast Asia achieved robust gains in the period.

Wholesale

Total wholesale sales increased by 5% on an underlying basis, 2% reported, during the second half driven by solid sales growth for the Spring/Summer 2005 season. By region, growth was led by strong gains across Asian markets. Continental European markets achieved good growth. Following strong gains in the previous year, US wholesale sales increased marginally in the half. Strong gains in new and emerging markets also contributed to the increase. In conjunction with local partners, the Group opened seven franchised stores in the half, including a new store in Beijing.

Licensing

Total licensing revenue in the second half increased 8% on an underlying basis, 8% reported. In Japan, aggregate volumes declined as a result of licensee cancellations/transitions, Burberry's programme to reduce selectively the distribution of certain products in that market and a soft apparel environment. This decline was partially offset by increases in certain royalty rates. Global product licences drove gains in the half led by the continued strong performance of fragrance products. At the Annual Fragrance Foundation awards held last week in New York City, Burberry Fragrances won three awards, including best men's fragrance for Burberry Brit for Men.

2005/06 plans

In line with the ongoing execution of its core growth strategies, Burberry's plans for the 2005/06 financial year include:

- An approximate 8% increase in average net retail selling space through the addition of stores and concessions. In the US, the Group has signed leases for new stores in Naples, Florida; San Antonio, Texas; San Diego, California an Atlantic City, New Jersey. Burberry has also signed a lease for a new store in Madrid, Spain, which is expected to open in spring 2006.
- First half wholesale sales broadly flat relative to the previous year based upon orders received to date for the Autumn/Winter 2005 season.
- More moderate licensing revenue growth relative to the second half of

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2004/05

- revenues from Japan are expected to decline moderately for the year as a result of Burberry's programme to reduce selectively the distribution of certain products in this market, a soft apparel environment and licensee cancellations/ transitions
- global licensees are expected to continue to produce strong gains

Burberry will announce its preliminary results for the year ended 31 March 2005 on 24 May 2005.

Enquiries:

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	
John Scaramuzza	Strategy and IR	
Brunswick		020 7404 5959
Susan Gilchrist		
Laura Cummings		
Robert Gardener		

The financial information contained in this Trading Update has not been audited.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Share Buyback - Close Period
Released	16:12 31-Mar-05
Number	4304K

Burberry Group plc ('Burberry')
Close Period Share Repurchase Programme

Burberry announces today that it has given its brokers an irrevocable, non-discretionary authority, approved by the UKLA, to purchase Burberry Ordinary Shares ('Burberry Shares') on its own behalf, for cancellation during its close period which commences on 1 April 2005 and ends on 23 May 2005.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Burberry's general authority to repurchase Burberry Shares and Chapter 15 of the Listing Rules, which required that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of Burberry Shares for the five dealing days preceding the date of purchase.

END

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82-34691

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	16:23 12-Jan-05
Number	3138H

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company Burberry Group plc	
2.	Name of scheme 1. Burberry Senior Executive IPO Share Option Scheme 2. Burberry IPO Senior Executive Restricted Share Plan	
3.	Period of return: From 11 July 2004 to 11th January 2005	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1. 2,622,482 Ordinary Shares of 0.05p each 2. 2,965,000 Ordinary Shares of 0.05p each Total: 5,587,482
5.	Number of shares issued/allotted under scheme during period:	1. 1,444,253 Ordinary Shares of 0.05p each 2. 1,035,000 Ordinary Shares of 0.05p each Total: 2,479,253
6.	Balance under scheme not yet issued/allotted at end of period	1. 1,178,229 Ordinary Shares of 0.05p each 2. 1,930,000 Ordinary Shares of 0.05p each Total: 3,108,229
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	2,000,000 Ordinary Shares of 0.05p each, 11 July 2003 7,000,000 Ordinary Shares of 0.05p each, 27 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
503,412,518

Contact for queries:	Address:
Name: Raj Bhasin	58-59 Haymarket
Telephone: 020 7968 0533	London, SW1Y 4BL

Person making return

Name: Raj Bhasin

Position: Assistant Company Secretary

Signature:

82-34691

END

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82-34691

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	3rd Quarter Results
Released	07:00 12-Jan-05
Number	2714H

RNS Number:2714H
Burberry Group PLC
12 January 2005

Burberry Group plc

Third Quarter 2004/05 Trading Update

Burberry Group plc reports on trading for the third quarter ended 1 January 2005.

Financial Highlights

- Total revenues increased 7% on an underlying* basis
- Retail sales increased 6% underlying driven by new and refurbished stores
- Wholesale revenues increased 5% underlying; Burberry continues to anticipate mid-to-high single digit wholesale sales growth for Spring/Summer 2005 season
- Licensing revenue increased 14% underlying driven by global licensee gains

	Third Quarter						
	2004/05		2003/04	% change		2004/05	
£ million	Reported	Underlying*	Reported	Reported	Underlying*	Reported	Under
Retail	96	100	94	1	6	207	2
Wholesale	47	49	47	2	5	245	2
Licence	18	18	16	15	14	57	
Total	161	167	157	3	7	509	5

* Underlying figures are calculated at constant exchange rates.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "In the context of a highly promotional environment, Burberry held its course and delivered a solid result for the quarter. With favourable initial consumer response to the spring product, strong editorial presence and an exciting advertising campaign, Burberry is well-positioned as we enter the season."

Total revenues

Total revenues in the third quarter ended 1 January 2005 increased by 7% on an underlying basis (i.e. at constant exchange rates), 3% reported, compared to the same period last year.

Retail

Retail sales accounted for approximately 59% of total revenue in the period.

Retail sales in the third quarter increased by 6% underlying, 1% reported, driven by contributions from newly opened and refurbished stores. In the context of highly promotional retail environments in the US and UK, Burberry maintained its end of season sales strategy with the timing of sale periods remaining consistent with that of the previous year. During the quarter, Burberry opened stores in Rome, Italy and Boca Raton, Florida, added two accessory concessions in Spain and completed major store refurbishments, including Paris and San Francisco. On a year over year basis, average selling space increased approximately 8% in the quarter.

Retail sales growth varied by region. In the US market, despite a challenging outerwear season, muted consumer response to some classic styles and deliberately restrained outlet store sales, retail sales increased in line with space growth in the period. In Europe, Continental markets generally continued to perform well, while the UK market was weak for the quarter. In Asia, sales in Korea continued to be volatile as a result of the difficult macro environment resulting in a flat overall performance for the quarter. Hong Kong experienced vigorous growth throughout the period, while Southeast Asia, boosted by new stores, achieved strong gains.

Burberry remains on schedule to open a minimum of two concessions during the fourth quarter, resulting in the addition of approximately 7% retail selling area for the 2004/05 financial year. In addition, several important store refurbishments will commence in the fourth quarter. For the 2005/06 financial year, the Group has to date signed leases for new stores in Naples, Florida and San Antonio, Texas.

Wholesale

Wholesale sales accounted for approximately 29% of total revenue in the period.

In the quarter, total wholesale sales increased 5% underlying, 2% reported. On the basis of orders received to date, Burberry continues to anticipate mid-to-high single digit growth for the Spring/Summer 2005 season. Spring/summer merchandise shipments are concentrated in the fourth quarter of each financial year.

During the quarter, franchise partners opened the following Burberry locations: 3 stores in China; a second store in Moscow (Russia); a second store in Dubai (UAE); and stores in Copenhagen (Denmark) and Sao Paolo (Brazil).

Licensing

Total licensing revenues in the quarter increased by 14% on an underlying basis, 15% reported, reflecting strong gains by global product licensees. In Japan, aggregate volumes declined as a result of licensee cancellations/transitions, a soft apparel market and Burberry's programme to reduce selectively the distribution of certain products in that market. These declines were partially offset by increases in certain royalty rates. Global product licences drove gains in the quarter led by fragrances, which benefited from the ongoing strength of the Burberry Brit product line.

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Conclusion
As a whole, this performance is consistent with management's expectations for the financial year.

Burberry will provide a second half trading update on 13 April.

Enquiries:

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	
John Scaramuzza	Strategy and IR	

Brunswick	020 7404 5959
Susan Gilchrist	
Laura Cummings	
Robert Gardener	

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 362,524 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 125,000 were purchased on-market from Morgan Stanley at a price of 389.7500 pence per Share and 237,524 were purchased off-market directly from GUS Holdings Limited also at a price of 389.7500 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 159,511 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 55,000 were purchased on-market from Morgan Stanley at a price of 389.6364 pence per Share and 104,511 were purchased off-market directly from GUS Holdings Limited also at a price of 389.6364 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 174,011 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 60,000 were purchased on-market from Morgan Stanley at a price of 390.2500 pence per Share and 114,011 were purchased off-market directly from GUS Holdings Limited also at a price of 390.2500 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that on 23 June 2005 it purchased 289,878 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Morgan Stanley at a price of 406.0912 pence per Share and 189,878 were purchased off-market directly from GUS Holdings Limited also at a price of 406.0912 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 137,692 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 47,500 were purchased on-market from Morgan Stanley at a price of 406.8169 pence per Share and 90,192 were purchased off-market directly from GUS Holdings Limited also at a price of 406.8169 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 579,757 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 200,000 were purchased on-market from Morgan Stanley at a price of 406.3696 pence per Share and 379,757 were purchased off-market directly from GUS Holdings Limited also at a price of 406.3696 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

The issuer clarifies that the Transaction in Own Shares announcement released on 15 June 2005, at 17:54 under RNS Number 6322N contains an error. The price paid was 406.7335 pence per share not 407.9416 pence per share.

The full corrected announcement reads as follows:

Burberry Group plc ("the Company") announces that it has today purchased 44,402 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 15,316 were purchased on-market from Morgan Stanley at a price of 406.7335 pence per Share and 29,086 were purchased off-market directly from GUS Holdings Limited also at a price of 406.7335 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 178,041 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 61,410 were purchased on-market from Morgan Stanley at a price of 406.9152 pence per Share and 116,631 were purchased off-market directly from GUS Holdings Limited also at a price of 406.9152 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

The issuer clarifies that the Transaction in Own Shares announcement released on 6 June 2005, at 17:41 under RNS Number 2139N contains an error. The number of shares bought from GUS off-market was 161,148, not 161,189 meaning the total purchased on 6 June 2005 was 245,995 shares.

The full corrected announcement reads as follows:

Burberry Group plc ("the Company") announces that it has today purchased 245,995 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 84,847 were purchased on-market from Morgan Stanley at a price of 406.8223 pence per Share and 161,148 were purchased off-market directly from GUS Holdings Limited also at a price of 406.8223 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 246,036 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 84,847 were purchased on-market from Morgan Stanley at a price of 406.8223 pence per Share and 161,189 were purchased off-market directly from GUS Holdings Limited also at a price of 406.8223 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 176,665 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 60,915 were purchased on-market from Morgan Stanley at a price of 383.3584 pence per Share and 115,750 were purchased off-market directly from GUS Holdings Limited also at a price of 383.3584 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 290,019 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Morgan Stanley at a price of 377.0000 pence per Share and 190,019 were purchased off-market directly from GUS Holdings Limited also at a price of 377.0000 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 435,029 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 150,000 were purchased on-market from Morgan Stanley at a price of 379.0400 pence per Share and 285,029 were purchased off-market directly from GUS Holdings Limited also at a price of 379.0400 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 725,048 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 250,000 were purchased on-market from Morgan Stanley at a price of 384.2390 pence per Share and 475,048 were purchased off-market directly from GUS Holdings Limited also at a price of 384.2390 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 725,048 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 250,000 were purchased on-market from Morgan Stanley at a price of 385.7724 pence per Share and 475,048 were purchased off-market directly from GUS Holdings Limited also at a price of 385.7724 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 246,516 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 85,000 were purchased on-market from Morgan Stanley at a price of 394.2452 pence per Share and 161,516 were purchased off-market directly from GUS Holdings Limited also at a price of 394.2452 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 174,011 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 60,000 were purchased on-market from Morgan Stanley at a price of 390.2500 pence per Share and 114,011 were purchased off-market directly from GUS Holdings Limited also at a price of 390.2500 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

02-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 159,511 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 55,000 were purchased on-market from Morgan Stanley at a price of 389.6364 pence per Share and 104,511 were purchased off-market directly from GUS Holdings Limited also at a price of 389.6364 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 362,524 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 125,000 were purchased on-market from Morgan Stanley at a price of 389.7500 pence per Share and 237,524 were purchased off-market directly from GUS Holdings Limited also at a price of 389.7500 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 435,029 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 150,000 were purchased on-market from Morgan Stanley at a price of 396.2333 pence per Share and 285,029 were purchased off-market directly from GUS Holdings Limited also at a price of 396.2333 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 725,048 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 250,000 were purchased on-market from Morgan Stanley at a price of 384.9310 pence per Share and 475,048 were purchased off-market directly from GUS Holdings Limited also at a price of 384.9310 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 725,048 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 250,000 were purchased on-market from Morgan Stanley at a price of 383.5360 pence per Share and 475,048 were purchased off-market directly from GUS Holdings Limited also at a price of 383.5360 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 870,058 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 300,000 were purchased on-market from Morgan Stanley at a price of 389.7917 pence per Share and 570,058 were purchased off-market directly from GUS Holdings Limited also at a price of 389.7917 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 638,043 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 220,000 were purchased on-market from Morgan Stanley at a price of 395.2634 pence per Share and 418,043 were purchased off-market directly from GUS Holdings Limited also at a price of 395.2634 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

Amendment to Announcement dated 25 January 2005 (RNS Number: 7894H)

Please note that the number of shares bought from GUS should have read 418,043 meaning that the total purchased on the 25 January 2005 was 638,043.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 637,320 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 220,000 were purchased on-market from Morgan Stanley at a price of 398.7631 pence per Share and 417,320 were purchased off-market directly from GUS Holdings Limited also at a price of 398.7631 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 464,265 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 160,000 were purchased on-market from Morgan Stanley at a price of 401.1923 pence per Share and 304,265 were purchased off-market directly from GUS Holdings Limited also at a price of 401.1923 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

02-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 267,005 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 92,018 were purchased on-market from Morgan Stanley at a price of 403.2896 pence per Share and 174,987 were purchased off-market directly from GUS Holdings Limited also at a price of 403.2896 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 464,265 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 160,000 were purchased on-market from Morgan Stanley at a price of 401.7109 pence per Share and 304,265 were purchased off-market directly from GUS Holdings Limited also at a price of 401.7109 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 300,757 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 103,650 were purchased on-market from Morgan Stanley at a price of 406.0765 pence per Share and 197,107 were purchased off-market directly from GUS Holdings Limited also at a price of 406.0765 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 348,199 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 120,000 were purchased on-market from Morgan Stanley at a price of 407.0911 pence per Share and 228,199 were purchased off-market directly from GUS Holdings Limited also at a price of 407.0911 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased a total of 63,836 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 22,000 were purchased on-market from Morgan Stanley at a price of 410.8444 pence per Share and 41,836 were purchased off-market directly from GUS Holdings Limited also at a price of 410.8444 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

14 January 2005

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased a total of 58,049 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 20,000 were purchased on-market from Morgan Stanley at a price of 409.4500 pence per Share and 38,049 were purchased off-market directly from GUS Holdings Limited also at a price of 409.4500 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END

82-34691

13 January 2005

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased a total of 290,252 of its ordinary shares of 0.05p each ("Shares") for cancellation. Of these Shares, 100,000 were purchased on-market from Morgan Stanley at a price of 407.6210 pence per Share and 190,252 were purchased off-market directly from GUS Holdings Limited also at a price of 407.6210 pence per share in accordance with the Agreement dated 20 December 2004 between the Company and GUS plc approved by the Company's shareholders on 20 December 2004.

END